UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CTC MEDIA, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12642X 10 6

(CUSIP Number)

Marilyn W. Sonnie Jones Day 222 East 41st Street New York, New York 10017-6702 (212) 326-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 12642X 10 6	SCHEDULE 13D	Page 2 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ALFA CTC HOLDINGS LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship of Place of Organization Cyprus
Number Of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 39,548,896
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 39,548,896
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,548,896
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.1%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 12642X 10 6	SCHEDULE 13D	Page 3 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ALFA FINANCE HOLDINGS S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship of Place of Organization British Virgin Islands
Number Of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 39,548,896
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 39,548,896
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,548,896
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.1%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 12642X 10 6	SCHEDULE 13D	Page 4 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CTF HOLDINGS LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship of Place of Organization Gibraltar
Number Of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 39,548,896
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 39,548,896
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,548,896
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.1%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 12642X 10 6	SCHEDULE 13D	Page 5 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CROWN FINANCE FOUNDATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship of Place of Organization Liechtenstein
Number Of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 39,548,896
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 39,548,896
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,548,896
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.1%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D	Page 6 of 9

This Amendment No. 4 on Schedule 13D (this “Amendment”) relates to shares of common stock, $0.01 par value per share (the “Shares”), of CTC Media, Inc., a Delaware corporation (the “Issuer”). This Amendment supplementally amends the initial statement on Schedule 13D, filed December 29, 2006, Amendment No. 1 on Schedule 13D, filed June 27, 2007, Amendment No. 2 on Schedule 13D, filed September 9, 2008 and Amendment No. 3 on Schedule 13D, filed April 27, 2011 (as amended, the “Existing Statement” and together with this Amendment, the “Statement”), by Alfa Capital Holdings (Cyprus) Ltd., ABH Financial Limited, ABH Holdings Corp., Alfa CTC Holdings Limited, Alfa Finance Holdings S.A., CTF Holdings Limited and Crown Finance Foundation. Except as provided herein, this Amendment does not modify any of the information previously reported in the Existing Statement.

This Amendment is being filed on behalf of each of Alfa CTC Holdings Limited, a Cyprus company (“Alfa CTC”), Alfa Finance Holdings S.A., a British Virgin Islands limited liability company (“Alfa Finance”), CTF Holdings Limited, a Gibraltar limited liability company (“CTF Holdings”), and Crown Finance Foundation, a Liechtenstein foundation (“Crown Finance”).

Alfa Finance is the sole shareholder of Alfa CTC and, in such capacity, may be deemed to be the beneficial owner of the Shares held of record by Alfa CTC. CTF Holdings is the majority owner of certain holding companies that collectively own a majority of the shares of Alfa Finance, and as a consequence of its majority ownership of such holding companies, CTF Holdings may be deemed to have the power to direct the voting of a majority of the shares of Alfa Finance and may therefore be deemed to be the beneficial owner of the Shares held of record by Alfa CTC. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of the Shares held of record by Alfa CTC.

Item 4.	Purpose of Transaction

Item 4 is hereby supplementally amended as follows:

The information set forth in Item 5 and Item 6 hereof is hereby incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5(a)(iv) of the Existing Statement is hereby deleted in its entirety and replaced with the following:

Alfa CTC is the record holder of 39,548,896 Shares (representing in aggregate approximately 25.1% of the total number of the Shares outstanding). This percentage is calculated on the basis of the Issuer having 157,255,383 Shares issued and outstanding as of April 28, 2011, as reported by the Issuer in its most recent quarterly report on Form 10-Q for the quarterly period ended March 31, 2011. As a consequence of Alfa Finance’s direct interests in Alfa CTC, CTF Holdings’ indirect interests in Alfa Finance and Crown Finance’s direct interests in CTF Holdings, Alfa Finance, CTF Holdings and Crown Finance may be deemed to be the beneficial owners of the 39,548,896 Shares, which are held of record by Alfa CTC.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is amended to add the following at the end thereof as follows:

In a letter agreement, dated May 20, 2011, among Alfa CTC, MTG Russia AB (“MTG”) and the Issuer (the “Letter Agreement”), MTG informed Alfa CTC that MTG declined Alfa CTC’s offer to sell MTG the 39,548,896 Shares held by Alfa CTC that Alfa CTC had offered to sell MTG on the terms specified in a notice to MTG and the Issuer, dated April 27, 2011, pursuant to Section 4.1 of the Stockholders’ Agreement, between the Issuer, Alfa CTC and MTG, dated as of May 12, 2006 and amended November 5, 2008 and June 10, 2010 (as amended, the “Stockholders Agreement”). Additionally, pursuant to the Letter Agreement, MTG agreed to waive its rights under Section 4.1 of the Stockholders Agreement with respect to the sale of the Shares held by Alfa CTC to Telcrest Investments Limited (the “Buyer”), a newly formed company that is owned by Mediaset LLC, National Media Group JSC, Abit Holdings Limited, OJSC Surgutneftegaz and Itera Media Limited.

As a conclusion to the discussions referred to in Amendment No. 3 to this Schedule 13D, on May 20, 2011, Alfa CTC and Alfa Finance entered into a share sale and purchase agreement (the “SPA”) with the Buyer. In the SPA, Alfa CTC has agreed to sell to the Buyer all of the 39,548,896 Shares held by Alfa CTC on the terms and conditions specified in the SPA for $27.097080 per share in cash. The performance of certain obligations of Alfa CTC under the SPA are secured by a guaranty provided by Alfa Finance effective as of the closing of the SPA transaction. The closing of the sale of shares pursuant to the SPA is expected to occur in the second calendar quarter of 2011. The closing is conditioned on, among other things, clearance by Russian antimonopoly authorities.

SCHEDULE 13D	Page 7 of 9

Finally, pursuant to a termination agreement, dated May 20, 2011, among Alfa CTC, MTG and the Issuer (the “Termination Agreement”), Alfa CTC, MTG and the Issuer have agreed to terminate the Stockholders Agreement effective upon the closing of the SPA transaction.

The foregoing descriptions of the Letter Agreement, the SPA and the Termination Agreement do not purport to be complete and are qualified in their entirety by the terms of the Letter Agreement, the SPA and the Termination Agreement, which are attached as Exhibits B, C and D, respectively, and are each incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

The Exhibit Index is incorporated herein by reference.

SCHEDULE 13D	Page 8 of 9

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete, and correct.

ALFA CTC HOLDINGS LIMITED
May 20, 2011
Date

/s/ Maria Pitta
Signature

Maria Pitta, Director
Name/Title

ALFA FINANCE HOLDINGS S.A.
May 20, 2011
Date
/s/ Pavel Nazarian
Signature

Pavel Nazarian, Director
Name/Title

CTF HOLDINGS LIMITED
May 20, 2011
Date
/s/ Franz Wolf
Signature

Franz Wolf, Director
Name/Title

CROWN FINANCE FOUNDATION
May 20, 2011
Date
/s/ Franz Wolf
Signature

Franz Wolf, Attorney-in-fact
Name/Title

SCHEDULE 13D	Page 9 of 9

EXHIBIT INDEX

Exhibit A    Joint Filing Agreement by and among Alfa CTC Holdings Limited, Alfa Finance Holdings S.A., CTF Holdings Limited and Crown Finance Foundation, dated as of September 9, 2008, incorporated by reference to the statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 9, 2008.

Exhibit B    Letter Agreement, among Alfa CTC Holdings Limited, MTG Russia AB and CTC Media, Inc., dated May 20, 2011.

Exhibit C    Share Sale and Purchase Agreement, between Alfa CTC Holdings Limited, Alfa Finance Holdings S.A. and Telcrest Investments Limited, dated May 20, 2011.

Exhibit D    Termination Agreement, among Alfa CTC Holdings Limited, MTG Russia AB and CTC Media, Inc., dated May 20, 2011.

Exhibit E    A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this Amendment on behalf of Crown Finance Foundation, incorporated by reference to the statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 27, 2011.

Exhibit B

Alfa CTC Holdings Limited

5 Themistocles Dervis Street,

Elenion Building,

2nd Floor,

CY-1066 Nicosia

Nicosia, Cyprus

May 20, 2011

VIA OVERNIGHT COURIER

MTG Russia AB

Skeppsbron 18

Box 2094

SE-103 13 Stockholm

Sweden

Attention: Chief Financial Officer

CTC Media, Inc.

Pravda Street 15A, 125124

Moscow, Russia

Attention: Chief Financial Officer

Re: CTC Media, Inc.

Gentlemen:

Reference is made to (i) that certain letter, dated April 27, 2011, (the “Offer Letter”) from Alfa CTC Holdings Limited (“Alfa”) to MTG Russia AB (“MTG Russia”) and CTC Media, Inc. (“CTC Media”) and (ii) the Stockholders’ Agreement, dated as of May 12, 2006, as amended on November 5, 2008 and June 10, 2010 (the “Stockholders Agreement”), by and among CTC Media, MTG Russia, as assignee of MTG Broadcasting AB, Alfa (f/k/a Jaystone Limited), as an original signatory and as assignee of Alfa Capital Holdings (Cyprus) Limited, Cavendish Nominees Limited, Sector Investment Holding Company Limited and any other entities who have signed adoption agreements thereto.

Pursuant to the Offer Letter, in accordance with Section 4.1 of the Stockholders Agreement, Alfa informed MTG Russia that it was willing to sell to MTG Russia, or an affiliate of MTG Russia designated by MTG Russia, all of Alfa’s shares in CTC Media (the “CTC Shares”), subject to certain conditions described therein. MTG hereby informs Alfa and CTC Media that it will not deliver an acceptance in accordance with Section 4.1 of the Stockholders Agreement and declines to purchase the CTC Shares on the terms contained in the Offer Letter.

Pursuant to a sale and purchase agreement proposed to be entered into, Telcrest Investments Limited, a newly formed entity owned by Mediaset LLC, CJSC National Media Group, Itera Media Limited, Abit Holdings Limited and OJSC Surgutneftegas, proposes to purchase the CTC Shares on the terms of such agreement (the “Telcrest Purchase”). In order to facilitate the Telcrest Purchase, and notwithstanding the terms of the Stockholders Agreement, MTG Russia hereby waives its right under Section 4.1 of the Stockholders Agreement but only in respect of the Telcrest Purchase. In the event that the agreement for the Telcrest Purchase is not entered into or is terminated or the Telcrest Purchase is not consummated on or before August 23, 2011, then this waiver shall be of no further force and effect and the Stockholders Agreement shall remain in place unmodified and in full force and effect and MTG Russia shall again be entitled to its full rights under Section 4.1 thereof.

Pursuant to a Termination Agreement dated the date hereof, CTC Media, MTG Russia and Alfa have agreed to terminate the Stockholders Agreement effective upon and as of the consummation of the Telcrest Purchase. In accordance with such Termination Agreement, if, but only if, the Telcrest Purchase is consummated, the Stockholders Agreement shall terminate and no party thereto shall have any surviving obligations, claims, rights or duties thereunder.

This letter agreement will be governed by, and construed in accordance with, the laws of the State of Delaware. This letter agreement may be executed in any number of counterparts, each of which will be deemed an original, and all of which will constitute one and the same instrument. Delivery of a copy of this letter agreement bearing an original signature by facsimile transmission or by electronic mail in “portable document format” form will have the same effect as physical delivery of the paper document bearing the original signature.

If the foregoing correctly sets forth our mutual understanding with respect to the matter of this letter agreement, please confirm by signing below.

Very truly yours,

ALFA CTC HOLDINGS LIMITED

By:	/s/ Maria Pitta
Name:	Maria Pitta
Title:	Director

ACKNOWLEDGED, ACCEPTED AND AGREED TO BY:

CTC MEDIA, INC.

By:	/s/ Boris Podolsky
Name:	Boris Podolsky
Title:	CFO

MTG RUSSIA AB

By:	/s/ Hans-Holger Albrecht
Name:	Hans-Holger Albrecht
Title:	Director

By:	/s/ Mathias Hermansson
Name:	Mathias Hermansson
Title:	Director

Exhibit C

EXECUTION DRAFT

Private & Confidential

DATED 20 MAY 2011

ALFA CTC HOLDINGS LIMITED

TELCREST INVESTMENTS LIMITED

AND

ALFA FINANCE HOLDINGS S.A.

AGREEMENT

for the sale and purchase of shares in

CTC Media, Inc.

Condor House

5-10 St. Paul’s Churchyard

London EC4M 8AL

Tel. +44 (0)20 3201 5000

Fax: +44 (0)20 3201 5001

www.morganlewis.com

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION	3
2.	CONDITIONS PRECEDENT	3
3.	THE BUYER’S RIGHTS TO TERMINATE THIS AGREEMENT	5
4.	AGREEMENT TO SELL THE SALE SHARES	5
5.	CONSIDERATION	6
6.	COMPLETION	6
7.	SELLER WARRANTIES, COVENANTS AND INDEMNITIES	9
8.	LIMITATIONS ON LIABILITY	10
9.	BUYER WARRANTIES	11
10.	RESTRICTIVE COVENANTS	12
11.	THIRD PARTY RIGHTS	13
12.	ASSIGNMENT	14
13.	REMEDIES	14
14.	OTHER OPERATIVE PROVISIONS	14
15.	GOVERNING LAW AND DISPUTE RESOLUTION	14
16.	AFH GUARANTEE	15
17.	BUYER GUARANTEE	16
18.	SECURITIES LAW ACKNOWLEDGEMENT	17
SCHEDULE 1 - INTERPRETATION		18
SCHEDULE 2 - THE WARRANTIES		25
SCHEDULE 3 - PRE-COMPLETION UNDERTAKINGS		30
SCHEDULE 4 - FORM OF STOCK POWER		31
SCHEDULE 5 - BUYER’S WARRANTIES		32
SCHEDULE 6 - OTHER OPERATIVE PROVISIONS		34
SCHEDULE 7 - GUARANTOR WARRANTIES		40
SCHEDULE 8 - ROFO NOTICE		41
SCHEDULE 9 – FORM OF ASSIGNMENT		44
SCHEDULE 10 – FORM OF RESIGNATION LETTER		46

-i-

Agreed form documents	Timing

Disclosure Letter	To be signed on the same date as, and prior to, this Agreement

-ii-

THIS AGREEMENT is dated 20 May 2011 and is made BETWEEN:

(1)	ALFA CTC HOLDINGS LIMITED, a company incorporated under the laws of Cyprus (with registered number 163103) whose registered office is at 5 Themistocles Dervis Street, Elenion Building, 2nd Floor, CY-1066 Nicosia, Nicosia, Cyprus (the “Seller”);

(2)	TELCREST INVESTMENTS LIMITED, a company incorporated under the laws of Cyprus (with registered number 285292) whose registered office is at Themistokli Dervi, 3 Julia House, 1066, Nicosia, Cyprus (the “Buyer”); and

(3)	ALFA FINANCE HOLDINGS S.A. a company registered in the British Virgin Islands (with registered number 1567809), whose registered office is at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (the “Guarantor”).

WHEREAS the Buyer is an acquisition vehicle established by Mediaset LLC, National Media Group JSC, Surgutneftegaz OJSC, Abit Holding Limited and Itera Media Limited for the purposes of acquiring the Sale Shares, and

WHEREAS, the Buyer and MTG Russia AB (“MTG Russia”) have entered into a stockholders agreement (the “New Stockholders Agreement”) that by its terms will become effective only upon the consummation of the purchase of the 39,548,896 CTC Shares currently owned by the Seller and upon effectiveness of such agreement the CTC Stockholders Agreement will terminate,

NOW IT IS HEREBY AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement and the schedules to it, certain words and terms have been given defined meanings. These meanings are set out in Part A of Schedule 1, and shall apply in this Agreement (including its schedules) unless the context requires otherwise.

1.2	Part B of Schedule 1, which contains certain other provisions relating to the interpretation of this Agreement, shall apply to this Agreement, including its schedules.

1.3	The parties intend this Agreement to be, and to take effect as, a Deed.

2.	CONDITIONS PRECEDENT

2.1	The obligations of the parties under this clause 2 and clauses 1, 3 and 7 to 15 (in each case inclusive) and each of the Schedules shall come into effect on the date of this Agreement. All of the other obligations of the parties under this Agreement are conditional on the satisfaction (or, where any such Condition is stated to be capable of waiver under the provisions of this Agreement, waiver in accordance with such provisions) of each of the following:

2.1.1	FAS has given its approval for the acquisition of the Sale Shares by the Buyer pursuant to this Agreement;

2.1.2	the Buyer not being prohibited or restricted, as a result in any change in law or legally binding regulation on or following the date of this

Agreement, from acquiring the Sale Shares or any of them, nor the Seller being prohibited or restricted, as a result in any change in law or legally binding regulation on or following the date of this Agreement, from selling the Sale Shares or any of them; and

2.1.3	the Sale Shares representing at least one share more than 25% of all of the issued and outstanding shares of CTC at Completion and the Seller shall have provided evidence reasonably satisfactory to the Buyer of the same at Completion.

2.2	Each of the Buyer and the Seller undertake to use their respective reasonable endeavours, insofar as they are able to do so, to ensure that the Conditions set out in clause 2.1 are satisfied as soon as possible after the date of this Agreement and in any event by no later than the Relevant Date. Without limitation to the Principal Parties’ obligations under this clause 2.2:

2.2.1	the Buyer agrees to:

(a)	keep the Seller reasonably informed as to the progress being made in relation to the satisfaction of the Condition in clause 2.1.1;

(b)	serve notice on the Seller as soon as reasonably practicable (and in any event within two Business Days) following the satisfaction of the Condition in clause 2.1.1 (or any decision by the Buyer to agree, or propose the agreement of, a waiver of such Condition pursuant to clause 2.4); and

(c)	serve notice on the Seller as soon as reasonably practicable following:

(i)	the occurrence of any event which will result in the Condition set out in clause 2.1.2 not being satisfied; or

(ii)	any decision by the Buyer to

(1)	waive any of the Conditions set out in clauses 2.1.2 or 2.1.3; or

(2)	agree, or propose the agreement of, a waiver of the Condition set out in clause 2.1.1.

2.3	If at any time the Seller becomes aware of a fact or circumstance that might prevent or materially delay any of the Conditions being satisfied, it shall promptly notify the Buyer. If at any time the Buyer becomes aware of a fact or circumstance that might prevent or materially delay any of the Conditions being satisfied, it shall promptly notify the Seller.

2.4	Without prejudice to any other rights which any party has under this Agreement:

2.4.1	the Buyer may, in its absolute discretion, waive all or any of the Conditions set out in clauses 2.1.2 or 2.1.3; and

2.4.2	the Condition set out in clause 2.1.1 may only be waived by mutual written agreement of the Buyer and the Seller.

2.5

If any Condition is not satisfied or (where permitted to be waived under this Agreement) waived on or before the Relevant Date then this Agreement shall terminate (except this clause 2.5 and clauses 1 (Definitions and Interpretation) (together with Schedule 1), 11 (Third Party Rights), 13 (Remedies), 14 (Other

Operative Provisions) (together with Schedule 6) and 15 (Governing Law and Dispute Resolution), which shall remain in full force and effect) and no party shall have any claim against the others except for any prior breach of this Agreement.

2.6	From the date of this Agreement until Completion or the earlier termination of this Agreement in accordance with its terms, the Seller shall:

2.6.1	comply with the Pre-Completion Undertakings; and

2.6.2	comply with all reasonable requests which the Buyer may make for the provision to the Buyer of any information received by the Seller or any other member of the Seller’s Group from any member of the CTC Group, but provided that the Seller shall not be obliged to provide any such information to the extent that such provision of information is prohibited by law, any confidentiality undertaking or any duty of confidentiality to which the Seller or any other member of the Seller’s Group or any of their respective officers or directors is a party or is bound.

3.	THE BUYER’S RIGHTS TO TERMINATE THIS AGREEMENT

3.1	If at any time prior to Completion, a Termination Event shall occur, the Buyer may, by written notice to the Seller, terminate this Agreement with immediate effect without any liability on the parties.

3.2	For the purposes of clause 3.1, a “Termination Event” shall mean any of the following:

3.2.1	the suspension, cessation or cancellation of the CTC Shares from trading on NASDAQ;

3.2.2	an Insolvency Event occurring in relation to the Seller, the Guarantor or a Material Insolvency Event occurring in relation to the CTC Group; or

3.2.3	if the closing price of a CTC Share on NASDAQ shall at any time fall to 50 per cent or less of the Benchmark Price.

3.3	If the Buyer terminates this Agreement in accordance with its terms, such termination shall be without prejudice to the Buyer’s rights generally and, subject thereto, the provisions of clause 2.5 shall apply, mutatis mutandis, in relation to those rights, obligations and liabilities which shall survive such termination.

3.4	Each party undertakes to give the other Principal Party prompt notice of any Termination Event of which such party becomes aware before Completion.

4.	AGREEMENT TO SELL THE SALE SHARES

4.1	The Seller (relying on the warranties, undertakings and indemnities from the Buyer contained in this Agreement) shall sell to the Buyer, and the Buyer (relying on the warranties, undertakings and indemnities from the Seller contained in this Agreement) shall buy from the Seller, with full title guarantee and free and clear of all Encumbrances (other than those arising under the Securities Act or the CTC Stockholders Agreement), the Sale Shares.

4.2	Title to, beneficial ownership of and any risk attaching to the Sale Shares shall pass on Completion together with all associated rights and benefits attaching or accruing to them on or after Completion, including but not limited to voting rights and the right to receive all dividends or other distributions declared, paid or made in relation to such Sale Shares on or after the date of Completion.

4.3	The Buyer shall not be obliged to complete the purchase, and the Seller shall not be obliged to complete the sale, of any of the Sale Shares unless the purchase and sale of all the Sale Shares is completed simultaneously.

4.4	If any Reorganisation of CTC takes place after the date of this Agreement but prior to Completion, all shares, stock and other securities (if any) to which the Seller (or its nominees) become legally or beneficially entitled as a result of each such Reorganisation, and which derive (whether directly or indirectly) from the Sale Shares, shall be deemed to be Sale Shares for the purposes of this Agreement, and shall be transferred to the Buyer at Completion.

5.	CONSIDERATION

5.1	The consideration for the sale of the Sale Shares shall be the payment on Completion by the Buyer to the Seller of the Purchase Price in cash.

5.2	The parties agree that any payment made to the Buyer in connection with any breach of any warranty, undertaking, or indemnity under this Agreement shall be treated as an adjustment to the Purchase Price, to the extent possible.

5.3	The Buyer agrees that within 5 Business Days of receipt from CTC of any dividend (net of any tax or withholding) that it receives for the second quarter of 2011 in relation to the Sale Shares (the “Second Quarter Dividend”) that it shall pay an amount (the “Seller’s Dividend”) equal to the lesser of (i) US$3,000,000 or (ii) ten percent of the total second quarter dividend for 2011 paid to all CTC shareholders, in each case net of any amount which the Buyer is obliged to withhold from such amount and pay to any Taxation Authority, by electronic funds transfer to the Seller’s Account (or such other account or accounts as the Seller shall, at least 5 Business Days before Completion, specify (such account not to be in a jurisdiction which would render materially more difficult the payment of, or lead to a delay in the ability of the Buyer to pay the Seller’s Dividend)) and the Seller authorises payment of the Seller’s Dividend into such account (so that confirmation of receipt of the Seller’s Dividend into such account shall constitute a good discharge to the Buyer in respect of it, and the Buyer shall have no obligation as to the distribution of the Seller’s Dividend to the Seller out of the Seller’s Account).

5.4	The parties agree that any payment of a Seller’s Dividend made to the Seller shall be treated as an adjustment to the Purchase Price, to the extent possible.

6.	COMPLETION

6.1	Completion shall take place at the offices of Jones Day, solicitors, in Moscow or at such other place as the Principal Parties may agree, commencing at 10:00 a.m. on the Completion Date, when all (but, subject to clause 6.2, not part only unless all of the Principal Parties so agree) of the following business shall be transacted:

6.1.1	The Buyer shall deliver to the Seller:

(a)	as evidence of satisfaction of the Condition set out in clause 2.1.1 (unless each of the Principal Parties has agreed to waive such Condition pursuant to clause 2.4, in which such case the Buyer shall not be obliged to provide any evidence, or do any other thing, under this clause 6.1.1 in relation to such Condition), the letter from FAS approving the acquisition of the Sale Shares; and

(b)	a letter (in the form of a certificate) duly executed by a director of the Buyer confirming that the Buyer has not been subject to an Insolvency Event and, so far as the Buyer is aware, none of the shareholders of the Buyer referred to in the first recital to this Agreement has been the subject of an Insolvency Event and insofar as the Buyer is aware, no Termination Event of the nature described in clause 3.2.2 has occurred in relation to the CTC Group as at the Completion Date.

6.1.2	The Seller shall deliver to the Buyer:

(a)	one or more certificates representing the Sale Shares accompanied by duly executed stock powers substantially in the form set forth in Schedule 4 hereto;

(b)	an executed copy of an assignment and assumption agreement (the “Assignment”), substantially in the form set out in Schedule 9, executed by the Seller and Alfa Capital Holding (Cyprus) Limited assigning to the Buyer all rights of the Seller under the Registration Rights Agreement;

(c)	if any document to be provided or delivered by the Seller at Completion has been executed by power of attorney or other authority, the duly executed power of attorney or other authority under which any such document has been executed; and

(d)	resignation letters, in the form set out in Schedule 10, from, and duly executed by, each person who at the Completion Date is a designee of the Seller on the board of CTC (pursuant to the rights of the Seller under the CTC Stockholders’ Agreement), addressed to CTC, copied to the Seller and the Buyer, resigning from such person’s office as a director of CTC with effect from Completion, and confirming that such person has no outstanding claims, or right to claim, against any CTC Group Company in relation to remuneration or compensation or otherwise howsoever, including any claim in relation to or arising from such person ceasing to be a director of CTC;

(e)	a letter (in the form of a certificate) duly executed by a director of the Seller confirming that the Seller has not been subject to an Insolvency Event and, insofar as the Seller is aware, no Termination Event of the nature described in clause 3.2.2 has occurred in relation to the CTC Group as at the Completion Date;

(f)	a letter (in the form of a certificate) duly executed by a director of the Guarantor confirming that the Guarantor has not been subject to an Insolvency Event; and

(g)	as evidence of satisfaction of compliance with the obligations set forth in clause 17 the notice of the calling of a special meeting provided to the CTC board of directors.

6.1.3	The Buyer shall:

(a)	pay the Purchase Price by electronic funds transfer to the Seller’s Account (or such other account or accounts as the Seller shall, at least 5 Business Days before Completion, specify (such account not to be in a jurisdiction which would render materially more difficult the payment of, or lead to a delay in the ability of the Buyer to pay, the Purchase Price)) and the Seller authorises payment of the Purchase Price into such account (so that confirmation of receipt of the Purchase Price into such account shall constitute a good discharge to the Buyer in respect of it, and the Buyer shall have no obligation as to the distribution of the Purchase Price to the Seller out of the Seller’s Account);

(b)	deliver to the Seller a certificate executed by a director of the Buyer confirming the identity of the shareholders of the Buyer as at Completion; and

(c)	deliver to the Seller a counterpart of the Assignment executed by the Buyer.

6.2	If the Seller or the Buyer (the “Affected Party”) fails or is unable to comply with any of its obligations under the provisions of clause 6.1 on the Completion Date then:

6.2.1	without prejudice to any other rights which the other Principal Party may have under this Agreement or in law, to the extent that any of the matters referred to in clause 6.1 shall have been effected by either Principal Party, the parties shall (in each case to the full extent that each such party is able to do so (or procure is so done)) take all such actions, do all such things, and execute all such deeds and documents as may be reasonably necessary to reverse such action, so that each Principal Party shall be placed in the same position (as far as possible) in relation to the subject matter of this Agreement as such Principal Party was in immediately prior to the effecting of any of the actions referred to in clause 6.1 (with any reasonable costs, fees and expenses incurred by any party in reversing such actions being at the cost of the Affected Party); and

6.2.2	either:

(a)	if the Seller and the Buyer so agree in writing, the parties may defer Completion to a date not more than 28 days after that date (in which case the provisions of this clause 6.2 shall apply to Completion as so deferred); or

(b)	the Seller (in the case of the Buyer being an Affected Party) or the Buyer (in the case of the Seller being an Affected Party) may treat this Agreement as terminated for breach of condition (in which case clause 2.5 shall apply (and further provided that clause 6.2.1 shall also survive such termination)).

6.3	For the avoidance of doubt, Completion shall not occur until the Buyer and the Seller have each performed their respective obligation under clause 6.1.

7.	SELLER WARRANTIES, COVENANTS AND INDEMNITIES

7.1	The Seller:

7.1.1	warrants to the Buyer (for itself and as trustee for its successors in title) that each of the Warranties:

(a)	is true and accurate in each case as at the date of this Agreement; and

(b)	(other than the Warranties set out in paragraphs 1.2, 1.4 and 4.3 of Part B of Schedule 2) shall remain true and accurate in each case at Completion as if repeated by the Seller at Completion by reference to the circumstances at Completion;

7.1.2	acknowledges that the Buyer has entered into this Agreement in reliance on, among other things, the Warranties; and

7.1.3	acknowledges and agrees that acceptance by the Buyer of the Disclosure Letter and any matter disclosed in or pursuant to the Disclosure Letter shall not be construed as an agreement or admission by the Buyer that any such matter constitutes a fair disclosure in relation to any Warranty.

7.2	The Warranties are qualified and accordingly the Seller shall have no liability (or (as applicable) reduced liability under any Warranty to the extent such Warranty is so qualified) to the extent, but only to the extent, of those facts, matters, events or circumstances fully and fairly disclosed in the Disclosure Letter or this Agreement.

7.3	In each Warranty, where any statement is qualified as being made “so far as the Seller is aware” or any similar expression, it has been so qualified, in the case of any CTC-related Warranty, after due and careful enquiry by the Seller of each of Petr Aven, Oleg Sysuey and Elena Grechina in their capacity as the Seller’s designees to the CTC board of directors, and no other person. For these purposes, if the provision of any information known to such designees or of which such designees are aware would be a breach of such designee’s fiduciary duties as a member of the CTC board of directors, or of an express or implied duty of confidentiality owed by that designee, it will not be deemed to be information of which “the Seller is aware” and the Seller will have no liability for breach of warranty or any other claim related to, arising out of or resulting from the failure of the Seller to disclose such information.

7.4	Each of the paragraphs in Schedule 2:

7.4.1	shall be construed as a separate and independent warranty; and

7.4.2	unless expressly provided in this Agreement, shall not be limited by reference to any other paragraph in Schedule 2 or by any other provision of this Agreement;

and the Buyer shall have a separate claim and right of action in respect of every breach of a Warranty.

7.5	The Warranties shall not in any respect be extinguished or affected by Completion.

7.6	The Seller agrees with the Buyer and with and for the benefit of each Relieved Person, to waive any right or claim which it may have in respect of any misrepresentation or error in, or omission from any information or opinion supplied or given by any Relieved Person in the course of preparing or negotiating, this Agreement, any other Transaction Document, or any other agreement referred to in this Agreement or any Transaction Document, and that any such right or claim shall not constitute a defence to any claim by the Buyer under or in relation to this Agreement, any other Transaction Document or any other agreement referred to in this Agreement or any other Transaction Document.

7.7	Each of the parties acknowledges and agrees, in entering into this Agreement and the other Transaction Documents, it has not relied and is not relying upon any representation, statement, assurance or warranty whether oral or written of any person (whether party to this Agreement or not) other than those expressly set out in this Agreement and the other Transaction Documents.

7.8	If, at any time and from time to time during the period of two years following Completion, the percentage represented by the Sale Shares of all of the issued and outstanding shares of CTC falls to 25% or below, as a result of the exercise or conversion of any Convertible Security which was in existence prior to Completion, including any Convertible Securities which are authorized under but not yet granted pursuant to CTC’s 2009 Stock Incentive Plan or any other plan, the Seller agrees, for as long as CTC is listed on Nasdaq, to assist the Buyer in acquiring, at the sole cost and expense of the Buyer, such number of additional CTC Shares as will result in the number of CTC Shares then held by the Buyer (being the Sale Shares and such additional CTC Shares so acquired by the Buyer) constituting more than 25% of the issued and outstanding shares of CTC at the relevant time.

8.	LIMITATIONS ON LIABILITY

8.1	The aggregate liability of:

8.1.1	the Seller and the Guarantor (together) to the Buyer in respect of all claims under or for breach of this Agreement; and

8.1.2	the Buyer to the Seller in respect of all claims under or for breach of this Agreement;

shall, in each case, be limited to the Purchase Price.

8.2	Neither the Seller nor the Guarantor shall be liable for a Claim:

8.2.1	unless the Buyer has given the Seller or the Guarantor notice of such Claim, stating in reasonable detail the nature of the Claim and, if practicable, the amount claimed:

(a)	(save for any Claim pursuant to clause 10 of this Agreement), on or before the date falling two years after the Completion Date; or

(b)	in the case of a claim under clause 10 of this Agreement, on or before the date falling six months after the expiry of the period specified in clause 10.2.

8.3	The Buyer shall not be liable for a Claim unless the Seller has given the Buyer notice of the Claim, stating in reasonable detail the nature of the Claim and, if practicable, the amount claimed, on or before the date falling two years after the Completion Date.

8.4	None of the limitations in this clause 8 shall apply to any Claim which arises (or to the extent that it is increased) as a consequence of the fraud of or fraudulent misrepresentation by the Seller, the Guarantor or (as the case may be) the Buyer.

8.5

Neither the Seller nor the Guarantor shall be liable for a Claim to the extent that it would not have arisen but for, or that the liability to which it relates has been increased by, any voluntary act, omission or transaction (which, for the avoidance of doubt shall not include any act, omission or transaction carried out pursuant to a binding obligation or commitment in existence at Completion, or which was carried out at the written direction or request of the Seller or the Guarantor) carried out after Completion by the Buyer in circumstances where the Buyer had actual knowledge, at the time of implementing such act, omission or transaction, that the effect of such act, omission or transaction would be or would be likely to create, or increase the liability of the Seller or (as the case may be) the Guarantor under, such a Claim.

8.6	The Buyer shall not be liable for a Claim to the extent that it would not have arisen but for, or that the liability to which it relates has been increased by, any voluntary act, omission or transaction (which, for the avoidance of doubt shall not include any act, omission or transaction carried out pursuant to a binding obligation or commitment in existence at Completion, or which was entered into at the written direction or request of the Buyer carried out after Completion by the Seller in circumstances where the Seller or the Guarantor had actual knowledge, at the time of implementing such act, omission or transaction, that the effect of such act, omission or transaction would be or would be likely to create, or increase the liability of the Buyer under, such a Claim.

8.7	If it is necessary to determine whether the monetary limit set out in clause 8.1 has been reached or exceeded (as the case may be) in relation to the Purchase Price in relation to any party and the value of any relevant Claim is expressed in a currency other than Dollars, the value of each such Claim shall be translated into Dollars at the Exchange Rate on the date of receipt of written notification of the existence of such Claim. For these purposes, “Exchange Rate” means in respect of a particular currency for a particular date, the spot rate of exchange (the closing mid-point) for that currency into Dollars on such date at the rate quoted by the Central Bank of the Russian Federation as at the close of business in Moscow on such date.

8.8	Each party agrees that, to the extent that any matter, event or circumstance may arise which would entitle any party to make a claim under this Agreement (including a claim under any warranty or indemnity), no party shall be entitled to benefit more than once from such matter, event or circumstance, and so that, to the extent that any payment has been made to such party in relation to such matter, event or circumstance, any amount which such party would otherwise be entitled to receive under any right under this Agreement in relation to such matter, event or circumstance, shall be reduced accordingly.

9.	BUYER WARRANTIES

9.1	The Buyer:

9.1.1	warrants to the Seller (for itself and as trustee for its successors in title) that each of the statements set out in Schedule 5:

(a)	is true and accurate as at the date of this Agreement; and

(b)	shall remain true and accurate at Completion as if they were repeated by the Buyer at Completion by reference to the circumstances at Completion; and

9.1.2	acknowledges that the Seller has entered into this Agreement in reliance on the Buyer Warranties.

9.2	The Seller acknowledges and agrees, in entering into this Agreement and the other Transaction Documents, it has not relied and is not relying upon any representation, statement, assurance or warranty whether oral or written of any person (whether party to this Agreement or not) other than those expressly set out in this Agreement and the other Transaction Documents.

10.	RESTRICTIVE COVENANTS

10.1	In this clause 10, the following terms shall have the following meanings:

“Prohibited Area” means Russia, Kazakhstan, Moldova, Uzbekistan and Ukraine; and

“Restricted Activity” means any of the following:

(a)	production of any television programs, long-running television series, television sketchcoms, television sitcoms, television game-shows and other television content including but not limited to television content distributed on-line (hereinafter together referred to as the “Content”) whether single-handed or in collaboration with production companies and/ or other third parties;

(b)	licensing or sublicensing the Content including but not limited to concepts of the Content from producers and other third parties having exclusive or nonexclusive right for use of this Content;

(c)	alteration of existing Content provided by the third party through licensing and production arrangements including but not limited to interpretation, adaption, translating, dubbing of existing Content;

(d)	owning and operating of television stations or unmanned repeater transmitters being used for broadcasting and distribution of the Content;

(e)	distribution of the Content including but not limited to cable, over-the-air, wired broadcasting and on-line distribution of the Content; and

(g)	sale, distribution, broadcasting of television advertising.

10.2	The Seller undertakes with the Buyer that from the date of this Agreement the Seller shall not, and shall procure that no member of the Seller’s Group shall, directly or indirectly, alone or with a partner, and whether acting as principal, agent, manager or consultant, or in any other capacity, for the period from the date of this Agreement until the date falling 3 years after Completion:

10.2.1	carry on (either directly or through any agent, manager or consultant), or be interested or engaged, directly or indirectly (including by way of any interest (direct or indirect) in any other company or entity which carries on (either directly or through any agent, manager or consultant) any Restricted Activity in the Prohibited Area;

10.2.2	invest in, or acquire or maintain any ownership or equity interest, or equity derivative-based interest, in any CTC Group Company or MTG (or any group undertaking of MTG); or

10.2.3	solicit or entice away or endeavour to solicit or entice away from any CTC Group Company, or knowingly employ or engage, any director, producer, manager, performer, sales executive or other key employee of that CTC Group Company on or after the date of this Agreement, whether or not that person would commit any breach of their contract of employment by reason of leaving the service of that CTC Group Company.

10.3	The restriction in:

10.3.1	clause 10.2.1 shall not operate to prohibit the Seller or any other member of the Seller’s Group from acquiring or holding direct or indirect interests (both in terms of economic interest and voting or other control rights) of less than (aggregating all such interests of the Seller’s Group) 25 per cent of the shares or interests of any company or other entity which engages in (or any company or entity which is a group undertaking of such company or entity engaging in) any Restricted Activity in the Prohibited Area; or

10.3.2	clause 10.2.2 shall not operate to prohibit any member of the Seller’s Group which operates a corporate brokerage business as part of its day to day activities from acquiring or holding interests on behalf of discretionary clients which are not member of the Seller’s Group.

10.4	While the restrictions in clause 10.2 are considered by the parties to be reasonable in all the circumstances, it is agreed that if any of those restrictions, by themselves or taken together, are adjudged to go beyond what is reasonable in all the circumstances for the protection of the legitimate interests of the Buyer but would be adjudged reasonable if part or parts of their wording were deleted or amended or qualified or the periods referred to were reduced or the range of products and/or services or area dealt with were reduced in scope, then the relevant restriction or restrictions shall apply with such modification or modifications as may be necessary to make it or them valid and effective.

10.5	The provisions of this clause 10 shall not apply to Vimpelcom Ltd (or any group undertaking of Vimpelcom Ltd) or OJSC Megafon (or any group undertaking of OJSC Megafon) (together “Excluded Entities”) unless and until any such Excluded Entity becomes a direct or indirect subsidiary of a member of the Seller’s Group.

10.6	Nothing in this clause 10 shall operate to prevent or restrict any person who is from time to time a member of the board of directors of CTC and who has been designated a member of such board by the Seller pursuant to its rights under the CTC Stockholders Agreement from holding or being issued CTC Shares or being granted, holding or exercising options over CTC Shares, in each case as part of any management or executive share-based incentive plan, or otherwise as part of such person’s remuneration from CTC, or from dealing in such CTC Shares, provided that all such persons do not, in aggregate, hold CTC Shares, or options over CTC Shares, which constitute 5% or more of the issued share capital of CTC (on a fully diluted basis).

11.	THIRD PARTY RIGHTS

11.1	Save as specified in clause 7.6, a person who is not a party to this Agreement shall not have any rights under or in connection with it, including by virtue of the Contracts (Rights of Third Parties) Act 1999.

11.2	Subject to clause 11.3, the Relieved Persons shall be entitled, subject to the other provisions of this Agreement, to enforce the rights specified to be granted to such persons under the provisions of clause 7.6.

11.3	The ability of the parties to this Agreement to terminate, rescind, amend, vary or waive any of the provisions of this Agreement, to the extent otherwise permitted or provided for in this Agreement or by law, including (without limitation) clause 7.6, shall not require the consent of any of the Relieved Persons or any other person who is not a party to this Agreement.

11.4	The rights specified in clause 11.2 shall not be assignable.

12.	ASSIGNMENT

12.1	The Seller shall not be entitled to assign the benefit of any rights under this Agreement without the prior written consent of the Buyer.

12.2	The Buyer shall not be entitled to assign the benefit of any rights under this Agreement (other than, for the avoidance of doubt, the rights under the Registration Rights Agreement assigned to the Buyer pursuant to the Assignment) without the prior written consent of the Seller.

12.3	In the event of any assignment by any party, all references in this Agreement to such party shall be deemed to include its assigns.

13.	REMEDIES

13.1	Each party agrees and undertakes to each other party that the only rights and remedies available to it arising out of or in connection with this Agreement or its subject matter shall be solely for breach of contract.

13.2	Except as expressly provided in this Agreement, the rights and remedies provided under this Agreement are in addition to, and not exclusive of, any rights or remedies provided by law.

13.3	Without prejudice to any other rights or remedies that any party may have, each party acknowledges and agrees that damages alone would not be an adequate remedy for any breach of the terms of this Agreement by such party. Accordingly, each party agrees and undertakes that each other party shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the terms of this Agreement.

13.4	Except as expressly provided in this Agreement, no party may terminate or rescind this Agreement for breach of contract, for negligent or innocent misrepresentation, or otherwise.

13.5	The provisions of this clause 13 shall not exclude any right of any party which arises as a result of any fraudulent action, omission or statement.

14.	OTHER OPERATIVE PROVISIONS

14.1	The parties agree that the provisions of Schedule 6 shall apply to this Agreement.

15.	GOVERNING LAW AND DISPUTE RESOLUTION

15.1	This Agreement and any dispute, controversy or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims, and any question regarding its existence, validity or termination) (a “Dispute”) shall be governed by and construed in accordance with the laws of England and Wales.

15.2	If any Dispute arises, one director or other senior representative from each of the parties to the Dispute (which such director or representative shall have been granted by the relevant party authority to settle the dispute) will, within 15 Business Days of a written request from one party to the other parties to the Dispute (a “Dispute Notice”), meet in a good faith effort to resolve the Dispute (and so that for the purposes of this clause 15 the date of such request (the “Dispute Notice Date”) shall be deemed to be the date on which a Dispute Notice was served (or deemed served) on the other parties to the Dispute).

15.3	If any Dispute remains unresolved within 20 Business Days of the Dispute Notice Date in relation to such Dispute, any party to the Dispute shall be entitled to refer such Dispute to, and for final resolution by, arbitration under the Rules of Arbitration of the London Court of International Arbitration in force at the date of such arbitration, which Rules are deemed to be incorporated by reference into this clause 15.

15.3.1	The number of arbitrators shall be three.

15.3.2	The seat, or legal place, of arbitration shall be London.

15.3.3	The language to be used in the arbitral proceedings shall be English.

15.4	Any arbitrators appointed in relation to a Dispute (“Arbitrators”) shall have the power to grant any legal or equitable remedy or relief available under law, including but not limited to injunctive relief, whether interim and/or final, and specific performance, and any measures ordered by the Arbitrators may be specifically enforced by any court of competent jurisdiction. Notwithstanding clauses 15.1, 15.2 and 15.3, each party retains the right to seek interim or provisional measures, including but not limited to pre-arbitral attachments or injunctions, from any court of competent jurisdiction, and any such request shall not be deemed incompatible with the agreement to arbitrate or a waiver of the right to arbitrate. For the avoidance of doubt, this clause 15 is not intended to limit the powers of the court exercisable in support of arbitration proceedings pursuant to Section 44 of the Arbitration Act 1996.

15.5	The parties agree that any arbitral proceedings under this Agreement (including as amended from time to time) may (to the extent the arbitral tribunal considers appropriate given the subject matter of the particular dispute) be consolidated or be heard together concurrently before the same arbitral tribunal. The parties further agree that any arbitral tribunal constituted under this Agreement shall have the power to order consolidation of proceedings or concurrent hearings.

16.	AFH GUARANTEE

16.1	In consideration of the Buyer entering into this Agreement, as from Completion, the Guarantor unconditionally and irrevocably guarantees (the “AFH Guarantee”) to the Buyer, the due and punctual performance by the Seller of all of its obligations and liabilities arising from or pursuant to this Agreement as from Completion (as any of such obligations and liabilities may from time to time be varied, extended, increased or replaced), including any liability arising from a breach of any Warranty by the Seller (the “Guaranteed Obligations”) and undertakes to keep the Buyer fully indemnified against all liabilities, losses, proceedings, claims, damages, costs and expenses of whatever nature which the Buyer may suffer or incur as a result of any failure or delay by the Seller in the performance of any of such obligations and liabilities. The liability of the Guarantor under this clause 16 shall not be released or diminished by (i) any variation of the Guaranteed Obligations or (ii) by any forbearance, neglect or delay in seeking performance of the Guaranteed Obligations or (iii) by any granting of time, indulgence, concession, partial discharge for or from such performance or (iv) by the Buyer entering into any compromise, settlement or arrangement with the Seller or any other person.

16.2	The AFH Guarantee is to be a continuing guarantee and is effective as from Completion and is to remain in force until all the Guaranteed Obligations shall have been performed or satisfied. If the AFH Guarantee is discharged or released in consequence of any performance by the Seller of the Guaranteed Obligations which is set aside as a result of insolvency or other similar event the AFH Guarantee shall be automatically reinstated in respect of the relevant Guaranteed Obligations. The AFH Guarantee is in addition to and without prejudice to and not in substitution for any rights which the Buyer may now or in future have or hold for the performance and observance of the Guaranteed Obligations.

16.3	As an independent primary obligation, as from Completion, the Guarantor agrees that, if any of the Guaranteed Obligations (including, without limitation, any monies payable) is not enforceable or ceases to be valid or enforceable against or recoverable from the Seller on any ground (including, but not limited to, by reason of any legal limitation, disability or incapacity on or of the Seller or any other fact or circumstances (other than any limitation of liability imposed by this Agreement which the Guarantor’s obligations are subject to)), such Guaranteed Obligation shall nevertheless be enforceable against and recoverable from the Guarantor as though the same were fully valid and enforceable, had been incurred by the Guarantor and the Guarantor were the principal obligor in respect of such Guaranteed Obligation.

16.4	The Guarantor warrants to the Buyer (for itself and as trustee for its successors in title) that each of the Guarantor Warranties:

16.4.1	is true and accurate in each case as at the date of this Agreement; and

16.4.2	shall remain true and accurate in each case at Completion as if repeated by the Guarantor at Completion by reference to the circumstances at Completion.

16.5	The amount payable by the Guarantor under any indemnity hereunder will not exceed the amount it would have had to pay under this clause 16 if the amount claimed had been recoverable on the basis of a guarantee.

16.6	Any liability of and the aggregate amount recoverable from the Guarantor under this clause 16 shall not exceed the maximum liability of the Seller under this Agreement and is expressly subject to the provisions of clause 8 (Limitations on Liability).

16.7	For as long as the AFH Guarantee remains in force, the Guarantor covenants and undertakes to the Buyer that the Net Assets of the Guarantor shall be at least equal to the Purchase Price. For the purposes of this clause 16.7, “Net Assets” in relation to the Guarantor means the difference between the total assets and the total liabilities of the Guarantor.

17.	PRE-COMPLETION UNDERTAKINGS OF THE SELLER

Upon the Buyer’s request, the Seller shall cause the designees of the Seller on the board of directors of CTC to deliver a notice pursuant to Section 2.12 of CTC’s Bylaws calling a special meeting of the board of directors of CTC to be held on the Completion Date, provided, that the Buyer shall notify the Seller at least 6 calendar days prior to the specified expected Completion Date that it expects the Completion to occur on the specified date in order for the Seller to provide the minimum notice period (120 hours) for calling a meeting pursuant to CTC’s Bylaws and provided, further, that the Seller shall have no liability for breach of this covenant for failure to provide notice of a meeting to occur on any date other than such specified Completion Date, for failure to cause a meeting to occur or for the lack of a quorum at such meeting. For the avoidance of doubt, if, following the delivery by the Buyer to the Seller of notice of the expected Completion Date, the Buyer determines that the Completion is expected to occur at a later date, the Buyer shall have the right to deliver a new notice of the expected Completion Date and the Seller shall again comply with its obligations under this clause 17 (it being understood that in all cases, the Buyer shall provide the Seller with 6 calendar days notice of the expected Completion Date).

18.	SECURITIES LAW ACKNOWLEDGEMENT

18.1	The Buyer acknowledges that it has been informed by the Seller, and the Seller hereby warrants to the Buyer, that the Sale Shares have not been registered under the Securities Act or any other securities law and are being offered and sold to the Buyer in reliance on exemptions from the registration requirements of the Securities Act. The Buyer confirms that (i) it understands that there may be restrictions, under any applicable securities laws, on the subsequent sale, transfer or other disposal of the Sale Shares, except in compliance with the registration requirements or exemption provisions of such securities laws, (ii) has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of the purchase of the Sale Shares, including the speculative and financial risks thereby assumed, and of making an informed investment decision, and (iii) is acquiring the Sale Shares for its own account, not as a nominee or agent, and with no present intention to distribute them to any person in violation of the securities act or any applicable securities laws.

IN WITNESS of which this Agreement has been executed and delivered as a Deed on the date first above written.

Schedule 1

Interpretation

Part A

Defined Terms

In this Agreement (including in the schedules), unless the context requires otherwise, the following words and terms shall have the following meanings:

“AFH Guarantee” has the meaning given to that term in clause 16.1;

“Assignment” has the meaning given to that term in clause 6.1.2(b);

“Benchmark Price” means $19.15 per CTC Share, being the closing price of a CTC Share on NASDAQ on 18 May 2011;

“Business Day” means a day other than a Saturday or Sunday on which banks are ordinarily open for the transaction of normal banking business in each of the following places: Moscow, the Russian Federation; Nicosia, Cyprus; New York, USA; London, England, and Tortola, the British Virgin Islands;

“Buyer Warranties” means the warranties set out in schedule 5;

“CA 2006” means the Companies Act 2006 (as amended);

“Claim” means any claim under or for a breach of this Agreement;

“Conditions” means the conditions set out in clause 2.1;

“Completion” means completion of the sale and purchase of the Sale Shares by the performance by the parties of their respective obligations under clause 6.1;

“Completion Date” means such date (not being after the Relevant Date (unless each of the Principal Parties shall otherwise agree)) as is the fifth Business Day after the date on which notice has been served on the Seller or (as the case may be) the Buyer pursuant to clause 2.2 that the last of the Conditions to be fulfilled or waived is fulfilled or waived;

“Convertible Security” means any stock, securities, instrument or right that is directly or indirectly convertible into or exercisable or exchangeable for CTC Shares;

“CTC” means CTC Media, Inc., a company incorporated in Delaware, whose principal office is at 31A Leningradsky Prospekt, 125284 Moscow, Russia;

“CTC Group” means CTC and its group undertakings, and “CTC Group Company” means any of them;

“CTC-related Warranties” means the Warranties set out in Part B of Schedule 2;

“CTC Report” means any form, schedule, statement, certification, report and document (including items incorporated by reference) required to be filed or furnished by CTC with the SEC pursuant to the Exchange Act or Securities Act;

“CTC Shares” means shares of common stock of $0.01 each of CTC;

“CTC Stockholders Agreement” means the Stockholders Agreement dated as of 12 May 2006 in relation to CTC between CTC, MTG, Alfa Capital Holdings (Cyprus) Limited, the Seller, Cavendish Nominees Limited and Sector Investment Holding Company Limited, together with any variations and addenda thereto;

“Disclosure Letter” means the letter of the same date as this Agreement (and delivered to the Buyer prior to the signing of this Agreement) from the Seller to the Buyer;

“Encumbrance” means any mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, claim, right, interest or preference granted to any third party, or any other encumbrance or security interest of any kind (or an agreement or commitment to create any of the same);

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as in effect from time to time;

“FAS” means the Russian Federation Federal Antimonopoly Service;

“Guarantee” means any guarantee, indemnity, suretyship, letter of comfort or other assurance, security or right of set-off given or undertaken by a person to secure or support the obligations (actual or contingent) of any other person and whether given directly or by way of counter-indemnity to any other person who has provided a Guarantee;

“Guaranteed Obligations” has the meaning given to that term in clause 16.1;

“Guarantor’s Warranties” means the warranties set out in Schedule 7;

“Insolvency Event” means, in relation to any entity, the occurrence of any of the following, or the presentation of a petition or commencement of court process of the following (as applicable), in relation to such entity:

(a)	the liquidation or winding up of such entity;

(b)	the appointment of an administrator in relation to such entity, or of a receiver or administrative receiver over all or substantially all of the assets of any such entity;

(c)	the entering into any arrangement or compromise with any significant class of creditors for reasons of financial difficulty; or

(d)	any similar or analogous event, occurrence or process in any jurisdiction,

in each case provided that it does not form part of a solvent winding up, reconstruction, re-organization or scheme of arrangement, or any similar or analogous event, occurrence or process in any jurisdiction, provided further that this definition shall not apply to any petition, process or proceeding which is frivolous or vexatious in nature or which is contested in good faith and discharged, stayed or dismissed within 30 Business Days of commencement;

“Material Insolvency Event” means, in relation to the CTC Group, Insolvency Events occurring in relation to one or more CTC Group Companies which, in aggregate, either:

(a)	owned or controlled, directly or through subsidiaries or other investments, at least 30% of the total assets of the CTC Group, by reference to the CTC Group’s most recently published audited accounts; or

(b)	generated at least 30% of the total revenue of the CTC Group, by reference to the CTC Group’s most recently published audited accounts; or

(c)	owned or held broadcasting licenses covering at least 30% of the total weight of all those cities in Russia in which the CTC Group performs broadcasting, according to the current methodology of TNS-Gallup Media (or, if applicable, whichever organization replaces TNS-Gallup Media from time to time);

“MTG” means MTG Broadcasting AB, a Swedish limited liability company;

“Pre-Completion Undertakings” means the undertakings given by the Seller as detailed in Schedule 3;

“Principal Parties” means the Buyer and the Seller;

“Publicly Disclosed” means contained in a CTC Report;

“Purchase Price” means $1,071,659,598.82;

“Registration Rights Agreement” means the Registration Rights Agreement dated as of May 1, 2006 by and among CTC, Alfa, MTG, Baring and Fidelity (each as defined on Exhibit A thereto) and each of the parties listed on Exhibit B thereto;

“Relevant Date” means 23 August 2011 or such later date as the Buyer and the Seller shall agree in writing;

“Relieved Persons” means any CTC Group Company and any director, employee, agent or adviser of any CTC Group Company;

“Reorganisation” means in relation to any company, any issue by way of capitalisation of profits or reserves, any issue by way of rights and any consolidation or sub-division or reduction of capital or capital dividend or other reconstruction or adjustment relating to the share capital of such company (or any shares, stock or securities derived therefrom) and any other amalgamation, arrangement, reconstruction or compromise affecting the share capital of such company (or any shares, stock or securities derived therefrom);

“ROFO Notice” means a document in the form set out in Schedule 8;

“Sale Shares” means 39,548,896 CTC Shares, being all of the shares in CTC owned by the Seller;

“SEC” means the United States Securities and Exchange Commission, or any successor thereto;

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder as in effect from time to time;

“Seller’s Account” means:

Account Name: ALFA CTC HOLDINGS LTD

Name of Bank: Bank of Cyprus Public Company Ltd

Account Number:     0155-40-894059-06

IBAN: CY61 0020 0155 0000 0040 8940 5906

SWIFT address (BIC Code): BCYPCY2N.

“Seller’s Group” means the Seller and each company or person which is either (i) at the date of this Agreement, or (ii) from time to time after the date of this Agreement:

(a)	a group undertaking of the Seller;

(b)	a person who controls or has common control, either directly or indirectly, over the Seller or any such group undertaking (an “Affiliate”); or

(c)	any subsidiary of any such Affiliate;

“subsidiary” means a subsidiary (as defined by sections 1159 CA 2006) or a subsidiary undertaking (as defined by section 1162 CA 2006);

“Taxation” or “Tax” means

(a)	all forms of tax, levy, duty, charge, impost, withholding or other amount whenever created or imposed and of any jurisdiction payable to or imposed by any Taxation Authority; and

(b)	all charges, interest, penalties and fines incidental or relating to any Taxation falling within (a) above or which arise as a result of the failure to pay any Taxation on the due date or to comply with any obligation relating to Taxation;

“Taxation Authority” means any revenue, customs, fiscal, governmental, statutory, state, provincial, local governmental or municipal authority, body or person, of any jurisdiction;

“Transaction Documents” means this Agreement, the Disclosure Letter and all agreements and documents to be executed pursuant to clause 6;

“US GAAP” means United States generally accepted accounting principles applied on a consistent basis during the periods involved; and

“Warranties” means the warranties set out in Schedule 2.

Part B

Other Provisions Relating to Interpretation

The provisions set out in this Part B shall apply to this Agreement (including the schedules), unless otherwise specified:

1.	A document expressed to be in the “agreed form” means a document in a form which has been agreed between the Buyer and the Seller on or before the execution of this Agreement and signed or initialled by them or on their behalf, for the purposes of identification.

2.	References to a clause or schedule are to a clause of, or a schedule to, this Agreement, references to this Agreement include its schedules and references to a part or paragraph are to a part or paragraph of a schedule to this Agreement.

3.	References to this Agreement or any other document or to any specified provision of this Agreement or any other document are to this Agreement, that document or that provision as in force for the time being and as amended from time to time in accordance with the terms of this Agreement or that document or, as the case may be, with the agreement of the relevant parties.

4.	References to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term.

5.	Words importing the singular include the plural and vice versa, words importing a gender include every gender and references to persons include corporations, partnerships and other unincorporated associations or bodies of persons.

6.	The contents table and the headings to clauses, schedules, parts and paragraphs are inserted for convenience only and shall be ignored in interpreting this Agreement.

7.	References to any time of the day are to London time unless otherwise stated and references to a day are to a period of 24 hours running from midnight to midnight.

8.	If a period of time is specified and is stated to commence from a given day or the day of an act or event, the start of the period will commence from that day, and the end of the period will be calculated exclusive of that day.

9.	The rule known as the eiusdem generis rule, and similar rules of interpretation, shall not apply and accordingly:

9.1	general words introduced by the word “other” shall not be given a restrictive meaning (where a wide interpretation is possible) by reason of the fact that they are preceded by words indicating or suggesting a particular class of acts, matters or things; and

9.2	general words shall not be given a restrictive meaning (where a wider interpretation is possible) by reason of the fact that they are followed by particular examples intended to be embraced by the general words, and accordingly words and phrases such as “including “ and “in particular” shall not limit the generality of any preceding words.

10.	References to “writing” or “written” include any modes of reproducing words in a legible and non transitory form but do not include writing on the screen of a visual display unit or other similar device.

11.	References to “$” or “Dollars” are references to the lawful currency from time to time of the United States of America.

12.	The term “group undertaking” shall have the same meaning as is given to that term by section 1161 Companies Act 2006.

13.	Unless the context requires otherwise, a reference to any statute or statutory provision (whether of the United Kingdom or elsewhere) includes:

13.1	any subordinate legislation (as defined by section 21(1) Interpretation Act 1978) made under it; and

13.2	any provision which it has superseded or re-enacted (with or without modification), and any provision superseding it or re-enacting it (with or without modification), before or on the date of this Agreement, or after the date of this Agreement.

14.	For the avoidance of doubt, references in this Agreement to a party having obligations to, serving notice on, requiring the consent of, or similarly referring to the “other Principal Party” shall mean, in the case of the Guarantor, the Buyer.

Schedule 2

The Warranties

Part A: Seller-related Warranties

1.	The Seller is a private company limited by shares incorporated and validly subsisting in the Republic of Cyprus, has capacity to own its assets and property and is in good standing.

2.	The Seller has the right, power and authority and has taken all action necessary to execute and deliver, and to exercise its rights and perform its obligations under this Agreement and each of the other Transaction Documents to which it is a party.

3.	The provisions of this Agreement constitute, and each of the other Transaction Documents to which it is a party constitute, or will, when executed, constitute, legal, valid and binding obligations of the Seller enforceable in accordance with their respective terms.

4.	The Seller is entitled to sell and transfer the full legal and beneficial ownership in the Sale Shares to the Buyer on the terms set out in this Agreement.

5.	The execution and delivery by the Seller of, and the performance by the Seller of its obligations under, and compliance by the Seller with the provisions of, this Agreement and each other Transaction Document to which it is a party will not result in:

5.1	a violation of any provision of the memorandum or articles of association of the Seller; or

5.2	a breach of, or constitute a default under, any instrument to which the Seller is a party or by which the Seller is bound which could or might prevent or materially restrict the ability of the Seller to execute and deliver, or perform, its obligations under this Agreement or any other Transaction Document to which it is a party; or

5.3	a material violation of any law or regulation in any jurisdiction having the force of law or of any order, judgment or decree of any court, judicial or arbitral body or governmental agency or agreement to which the Seller is a party or by which the Seller is bound which could or might prevent or materially restrict the ability of the Seller to execute and deliver, or perform, its obligations under this Agreement or any other Transaction Document to which it is a party.

6.	The Seller has obtained all consents or approvals of or has given all notices to the Seller’s shareholders and directors that are required by it to authorise the execution, delivery, validity or performance of this Agreement or any other Transaction Document to which it is a party or the performance by the Seller of its obligations under this Agreement or any other Transaction Document to which it is a party or will be required as a consequence of this Agreement or any other Transaction Document to which it is a party. Such consents and approvals remain in full force and effect.

7.	There are no law suits, actions, proceedings or investigations pending or, to the knowledge of the Seller, threatened against the Seller which would or might have a material adverse effect on the ability of the Seller to execute and deliver, or perform, its obligations under this Agreement or any other Transaction Document to which it is a party.

8.	The Seller has received, or will before Completion have received, all necessary consents required by it from regulatory authorities in the Russian Federation to complete the sale and transfer of the Sale Shares.

Part B: CTC-related Warranties

1.	The Sale Shares

1.1	The Seller has full legal and beneficial title to the Sale Shares.

1.2	The Sale Shares constitute 25.1 per cent of the entire issued and outstanding share capital of CTC as of April 28, 2011 based on there being 157,255,383 issued and outstanding shares, which is the number of issued and outstanding shares as of April 28, 2011 reported by CTC on its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011.

1.3	The Sale Shares have been duly authorized and validly issued, and are fully paid and nonassessable.

1.4	Except as disclosed in the SEC Reports and as at the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate CTC to issue or sell any shares of capital stock or other equity securities of CTC.

1.5	There is no Encumbrance on, over or affecting the Sale Shares, there is no agreement or commitment to give or create any such Encumbrance and no person has made any claim to be entitled to any right over or affecting the Sale Shares.

1.6	CTC has no right to redeem, purchase, repay or cancel, or to vary, cancel or suspend any rights attached to, any of the Sale Shares.

2.	The CTC Stockholders Agreement

2.1	Attached to the Disclosure Letter is a complete copy of the CTC Stockholders Agreement and any and all variations, amendments or addenda thereto.

2.2	Save for the CTC Stockholders Agreement, none of the Seller or any member of the Seller’s Group is party to any legally binding agreement, arrangement or understanding, formal or informal, written or verbal, or any voting trust arrangement, (i) in relation to any matter relating to CTC, its management or any CTC Shares, (ii) with any legal or beneficial holder of any CTC Shares, in relation to the exercise (or non-exercise) of any voting rights attached to any CTC Shares, or (iii) with CTC.

2.3	None of the persons who are designees of the Seller on the board of directors of CTC have any right to receive any benefit, remuneration, compensation or other payment, or any valuable benefit of any kind, from CTC (or any CTC Group Company) including, without limitation, any right to receive any payment on such person ceasing (whether voluntarily or by way of being removed) to be a director of CTC.

2.4	MTG Russia has informed Seller that it does not intend to purchase the Sale Shares under the ROFO Notice.

2.5	Within the period of 89 days prior to the date of this Agreement, the Seller has given to MTG, in accordance with section 4.1(a) of the CTC Stockholders Agreement, the ROFO Notice. Following the delivery of the ROFO Notice, to MTG, the Seller did not vary, extend or amend, and did not withdraw (which, for the avoidance of doubt, shall not include the offer contained in the ROFO Notice lapsing by passage of time in accordance with its terms), the offer or proposal contained in the ROFO Notice or any of the terms thereof.

3.	Constitution and structure of the CTC Group

3.1	CTC is a Delaware corporation duly incorporated and validly existing in its jurisdiction of incorporation and has full corporate power to own its assets and property and is in good standing in Delaware.

3.2	As far as the Seller is aware, each CTC Group Company is a company duly formed and validly existing in its jurisdiction of incorporation and has full corporate power to own its assets and property. This warranty shall not be considered breached by the Seller until it is untrue for one or more CTC Group Companies which, in aggregate, either:

(a)	own or control, directly or through subsidiaries or other investments, at least 30% of the total assets of the CTC Group, by reference to the CTC Group’s most recently published audited accounts; or

(b)	generate at least 30% of the total revenue of the CTC Group, by reference to the CTC Group’s most recently published audited accounts; or

(c)	owned or held broadcasting licenses covering at least 30% of the total weight of all those cities in Russia in which the CTC Group performs broadcasting, according to the current methodology of TNS-Gallup Media (or, if applicable, whichever organization replaces TNS-Gallup Media from time to time.

3.3	As far as the Seller is aware, no CTC Group Company is currently the subject of an Insolvency Event.

4.	Disclosed information

4.1

As far as the Seller is aware, as of their respective filing dates, no CTC Report filed with or furnished to the SEC since January 1, 2009 contained, as of the date such CTC Report was filed or furnished and together with any subsequent amendments or supplements, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As far as the Seller is aware, as of their respective filing dates, all such CTC Reports complied in all material respects with the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC with respect thereto.

4.2	As far as the Seller is aware, the financial statements of the CTC Group most recently Publicly Disclosed (consisting of audited consolidated balance sheets of the CTC Group as of December 31, 2010 (the “Latest Balance Sheet Date” and the balance sheet related to such date, the “Latest Balance Sheet”), and (ii) audited consolidated statements of income and statements of cash flow of the CTC Group on an annual basis for the three-year period ended on the Latest Balance Sheet Date) have been prepared in accordance with US GAAP consistently applied, and fairly present, in all material respects, the financial position and results of operations and cash flows of the CTC Group as of the dates thereof and for the periods indicated therein.

4.3	At the date of this Agreement, the Seller is not aware of the occurrence of any transaction or event which CTC would be required to publicly disclose on SEC Form 8-K but for the outside date for such filing pursuant to the instructions on Form 8-K having not yet passed.

Schedule 3

Pre-Completion Undertakings

1.	From the date of this Agreement until the earlier to occur of Completion or the termination of this Agreement, the Seller shall not do or agree to do any of the following (except as required under this Agreement or any other Transaction Document or with the prior written consent of the Buyer or to the extent required under applicable laws or by any order of any court or other judicial body with jurisdiction over the Seller):

1.1	resolve to be voluntarily wound up;

1.2	make any direct or indirect sale, exchange, transfer (including by gift or operation of law, or any transfer of an economic interest in any derivative security in respect of an interest in any share), Encumbrance, assignment, distribution or other disposition or issuance of any option in respect of or creation of any right or interest in or over any of the Sale Shares;

1.3	exercise any rights, including but not limited to, the right to vote, in respect of the Sale Shares or pursuant to the CTC Stockholders Agreement (except, in each case, as required under this Agreement or with the prior written consent of the Buyer (which consent will not be unreasonably withheld or delayed)); and

1.4	agree (whether orally, in writing, by course of conduct or otherwise howsoever) to any change, variation, waiver, release, addendum, or termination to or of the CTC Stockholders Agreement or any provision thereof save with the prior written consent of the Buyer (acting in its absolute discretion) or as described in the Recitals.

Schedule 4

Form of Stock Power

STOCK POWER

For value received, ALFA CTC HOLDINGS LIMITED (the “Stockholder”), hereby sells, assigns and transfers unto TELCREST INVESTMENTS LIMITED Shares of the Common Stock, par value $0.01 per share, of CTC MEDIA, INC. (the “Company”) standing in the Stockholder’s name on the books of the Company represented by Certificate No.      and the Stockholder hereby irrevocably constitutes and appoints [            ] attorney to transfer said stock on the books of the Company with full power of substitution in the premises.

Dated:	By:
Name:
Title:

Schedule 5

Buyer’s Warranties

The following are the statements by reference to which the warranties given by the Buyer pursuant to clause 9 are given.

1.	The Buyer is duly incorporated and validly subsisting in Cyprus and is in good standing in such jurisdiction.

2.	The Buyer has the right, power and authority and has taken all action necessary to execute and deliver, and to exercise its rights and perform its obligations under this Agreement and each of the other Transaction Documents to which it is a party.

3.	The provisions of this Agreement constitute, and each of the other Transaction Documents to which it is a party constitute, or will, when executed, constitute, legal, valid and binding obligations of the Buyer enforceable in accordance with their respective terms.

2.	The execution and delivery by the Buyer of, and the performance by the Buyer of its obligations under and compliance by the Buyer with the provisions of, this Agreement and each other Transaction Document to which the Buyer is a party will not result in:

2.1	a violation of any provision of the memorandum or articles of association of the Buyer; or

2.2	a breach of, or constitute a default under, any instrument to which the Buyer is a party or by which the Buyer is bound which could or might prevent or materially restrict the ability of the Buyer to execute and deliver, or perform, its obligations under this Agreement or any other Transaction Document to which it is a party; or

2.3	a material violation of any law or regulation in any jurisdiction having the force of law or of any order, judgment or decree of any court, judicial or arbitral body or governmental agency or agreement to which the Buyer is a party or by which the Buyer is bound which could or might prevent or materially restrict the ability of the Buyer to execute and deliver, or perform, its obligations under this Agreement or any other Transaction Document to which it is a party.

3.	The Buyer has obtained all consents or approvals of or has given all notices to the Buyer’s shareholders and directors that are required by the Buyer to authorise the execution, delivery, validity or performance of this Agreement or any other Transaction Document to which the Buyer is a party or the performance by the Buyer of its obligations under this Agreement or any other Transaction Document to which it is a party or will be required as a consequence of this Agreement or any other Transaction Document to which it is a party. Such consents and approvals remain in full force and effect.

4.	There are no law suits, actions, proceedings or investigations pending or, to the knowledge of the Buyer, threatened against the Buyer which would or might have a material adverse effect on the ability of the Buyer to execute and deliver, or perform, its obligations under this Agreement or any other Transaction Document to which it is a party.

5.	The Buyer will, on the Completion Date, have immediately available on an unconditional basis (subject only to Completion) the necessary cash resources to pay the Purchase Price in accordance with the terms of this Agreement.

6.	The Buyer has received, or will before Completion have received, all necessary consents required by the Buyer from regulatory authorities in the Russian Federation to complete the purchase by the Buyer of the Sale Shares.

7.	The Buyer has delivered to the Seller a true and correct copy of the New Stockholders Agreement and such New Stockholders Agreement has not been amended or modified in any way and, as far as the Buyer is aware, will be in full force and effect at Completion.

Schedule 6

Other Operative Provisions

1.	ENTIRE AGREEMENT

1.1	Each party agrees for itself (and as agent for each of its group undertakings) that:

1.1.1	this Agreement and the Transaction Documents supersede any prior discussions, understandings and agreements between the parties concerning their subject matter and the Transaction Documents constitute the entire and only agreement between the parties concerning their subject matter; and

1.1.2	none of the Transaction Documents has been entered into in reliance on any Pre-contractual Statement which is not expressly set out in a Transaction Document and each party hereby unconditionally and irrevocably waives any claims, rights or remedies arising by virtue of any Pre-contractual Statement not set out in a Transaction Documents;

provided always that this paragraph 1.1 shall not exclude or limit any liability or right which arises as a result of any fraudulent or dishonest act, omission or statement.

1.2	In this paragraph 1, “Pre-contractual Statement” means any agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature (which is express or implied and whether or not in written or draft form) made or given by any person prior to the execution of this Agreement in connection with any matters dealt with in any of the Transaction Documents.

2.	EFFECT OF COMPLETION

All provisions of each Transaction Document shall, so far as they are capable of being performed or observed, continue in full force and effect notwithstanding Completion except in respect of those matters then already performed, and Completion shall not constitute a waiver of the Buyer’s or Seller’s rights in relation to this Agreement or any Transaction Document. All rights and remedies conferred on the Buyer or Seller under this Agreement and the Transaction Documents are cumulative and are additional to, and not exclusive of, any rights or remedies provided by law or otherwise available at any time to the Buyer or Seller.

3.	FURTHER ASSURANCES

Each party shall execute and/or do such acts and things as the other party shall after Completion reasonably require to give effect to each Transaction Document and to give to each party the full benefit of all the rights, powers and remedies purported to be conferred upon such party by each Transaction Document to which it is a party.

4.	ANNOUNCEMENTS AND CONFIDENTIALITY

4.1	Subject to paragraph 4.2, no announcement, circular or communication (each an “Announcement”) concerning the existence or content of any Transaction Document shall be made by any party (or any group undertaking of any party) without the prior written approval of the other Principal Party (such approval not to be unreasonably withheld or delayed).

4.2	Paragraph 4.1 does not apply to any Announcement if, and to the extent that, it is required to be made by the rules of any stock exchange or any governmental, regulatory or supervisory body or court of competent jurisdiction (“Relevant Authority”) to which the party making the Announcement is subject, whether or not any of the same has the force of law, provided that any Announcement shall, so far as is practicable, be made after consultation with the other Principal Party and after taking into account its reasonable requirements regarding the content, timing and manner of despatch of the Announcement in question.

4.3	Subject to paragraph 4.4, each party shall treat as strictly confidential all information received or obtained as a result of entering into or performing any Transaction Document which relates to:

4.3.1	the subject matter and provisions of any Transaction Document;

4.3.2	the negotiations relating to any Transaction Document; or

4.3.3	the other parties.

4.4	The parties may disclose information which would otherwise be confidential if and to the extent:

4.4.1	required by the law of any relevant jurisdiction;

4.4.2	required by any Relevant Authority to which the party making the disclosure is subject, whether or not such requirement has the force of law;

4.4.3	required to vest the full benefit of any Transaction Document in any party (including in relation to any judicial, arbitral or other dispute resolution proceedings pursuant to which any party is seeking to enforce or establish its rights under any Transaction Document);

4.4.4	disclosure is made to the professional advisers, auditors and bankers of such party;

4.4.5	to permit insurance arrangements to be put in place, varied or terminated by any party;

4.4.6	the information has come into the public domain through no fault of that party; or

4.4.7	the other Principal Party has given prior written approval to the disclosure,

provided that any disclosure shall, so far as is practicable, be made only after consultation with the other Principal Party.

4.5	The burden of proof lies with the party seeking to rely on paragraph 4.4 to demonstrate that any of the circumstances set out in paragraph 4.4 applies to any information the subject of the restrictions in paragraph 4.3. Each party hereby acknowledges and agrees that the other Principal Party has, or will have, obligations under Section 13d of the Securities Act and the rules promulgated thereunder and will have the right to fully disclose the Transaction Documents and other facts required to be disclosed by such Section and rules, in each case, in a Schedule 13D filing or amendment.

5.	WAIVERS, SEVERANCE

5.1	Failure by any party to exercise, or any delay by any party in exercising, any right or remedy granted to such party under any Transaction Document or by law shall not constitute a waiver by that party of that or any other right or remedy, nor shall such failure or delay prevent or restrict any further exercise by that party of that or any other right or remedy.

5.2	The single or partial exercise by any party of any right or remedy granted to such party under any Transaction Document or by law shall not prevent or restrict the further exercise by that party of that or any other right or remedy.

5.3	A party which:

5.3.1	waives a right or remedy granted to such party, or releases any other party from any liability, under any Transaction Document or by law; or

5.3.2	takes or fails to take any action against another party;

does not, and shall not be deemed to, affect its rights in relation to any other party.

5.4	If any provision of any Transaction Document (or any part of any provision) is found by any court or other body of competent jurisdiction to be invalid, illegal or unenforceable to any extent, that provision or part-provision shall, to the relevant extent, be deemed not to form part of such Transaction Document. In such circumstances, the legality, validity and enforceability of the other provisions of such Transaction Document and of each other Transaction Document (including, in relation to any part-provision, the remaining parts of the relevant provision), and, where relevant, the legality, validity and enforceability of such provision or part-provision under the law of any other jurisdiction, shall not be affected or impaired.

6.	WITHHOLDINGS AND GROSS-UP

6.1	The parties agree and acknowledge that no deductions or withholdings are currently required by law to be made by the Buyer from the Purchase Price. Accordingly, the Buyer agrees that, subject to clause 6.2, the Buyer shall pay the Purchase Price free and clear of all deductions or withholdings whatsoever.

6.2	If a party is required by law, legally binding regulation or legally binding regulatory requirement (but so that, in the case of payment of the Purchase Price, this paragraph 6.2 shall only apply in the event of a change in law, legally binding regulation or legally binding regulatory requirement after the date of this Agreement) to make any deduction or withholding in respect of Tax as referred to in paragraph 6.1, such party shall:

6.2.1	make such deduction or withholding; and

6.2.2	pay the full amount deducted or withheld to the relevant Taxation Authority in accordance with applicable law, legally binding regulation or legally binding regulatory requirement.

6.3	If a party makes a payment (a “Full Payment”) to any other party under this Agreement (including the payment of the Purchase Price) and does not make any withholding or deduction in respect of Tax and

6.3.1	a Taxation Authority subsequently determines that such payment was required by law, legally binding regulation or legally binding regulatory requirement to have been paid subject to withholding or deduction in respect of Tax; and

6.3.2	such Taxation Authority seeks payment of the amount that should have been so deducted or withheld from the party that made the payment,

then the recipient of the Full Payment shall on demand reimburse the payer for the amount of Tax that is so recovered by the relevant Taxation Authority (the “Deductible”) from the party that made the Full Payment in respect of the Deductible.

6.4	Save as expressly set out in this Agreement, every payment payable under this Agreement by any party will be made in full without any set off or counterclaim howsoever arising and will be free and clear of, and without deduction of, or withholding for or on account of, any amount which is due and payable.

7.	MISCELLANEOUS

7.1	Each of the parties undertakes to each other party that it will at all times act in good faith in all dealings with such other party in relation to the matters contained in this Agreement.

7.2	No purported alteration of any Transaction Document shall be effective unless it is in writing, refers to such Transaction Document and is duly executed by each party to such Transaction Document.

7.3	Each Transaction Document may be executed in any number of counterparts, and each of the executed counterparts, when duly exchanged or delivered, shall be deemed to be an original, but, taken together, they shall constitute one instrument. No counterpart shall be effective until each party has executed at least one counterpart.

7.4	Each of the parties shall be responsible for its respective legal and other costs incurred in relation to the negotiation, preparation and completion of the Transaction Documents.

7.5	To the extent assignment is permitted under each Transaction Document, such Transaction Document shall be binding on and shall enure for the benefit of the successors in title of each party to such Transaction Document.

7.6	Each Transaction Document is drafted in the English language. If this Agreement is translated into any other language, if there is any inconsistency or discrepancy the English language text shall prevail.

8.	NOTICES

8.1	A notice or other communication (a “Notice”) given to a party under or in connection with any Transaction Document shall be:

8.1.1	in writing and in English or accompanied by a properly prepared translation into English;

8.1.2	sent to such party, at such party’s Notified Address; and

8.1.3	sent by a Permitted Method.

8.2	“Permitted Method” means any of the methods set out in the first column in the table below. The second column in the table below sets out the date (and, in some circumstances, time) on which a Notice given by the relevant Permitted Method shall be deemed to be given (provided the relevant Notice is properly addressed and sent to the Notified Address). For the purposes of this paragraph 8, “Relevant Day” shall mean a day on which banks are open for normal banking business at the place of receipt of the relevant notice.

(1) Permitted Method	(2) Date on which Notice deemed given
Personal delivery	When left at the Notified Address

Commercial courier	Time and date of signature of the courier’s receipt at the Notified Address

Fax transmission	On confirmed completion of transmission

8.3	In the event that, under the provisions of paragraph 8.2, a Notice would be deemed to have been received at a time other than during normal business hours in the place of receipt (normal business hours being deemed for these purposes to be between 9:00 a.m. and 5:00 p.m. (local time) on a Relevant Day in the place of receipt), such Notice shall instead be deemed to have been received when business hours next start in the place of receipt.

8.4	A Notice shall be deemed to have been sent to the “Notified Address” of a party if it is sent for the attention of the person, and to the address or fax number, specified in paragraph 8.5 (subject to any subsequent changes notified and effected in accordance with paragraph 8.6).

8.5	The initial Notified Address of each of the parties is as set out below:

Name of party	Address	Fax number	Marked for the attention of:
Seller	5 Themistocles Dervis Street, Elenion Building, 2nd Floor, CY-1066 Nicosia, Nicosia, Cyprus	+357 225 55 804	Mrs Maria Pitta With a copy to: Pavel Nazarian 3, Boulevard du Prince Henri, Luxembourg, L-1724 Fax: +352 264 70 628

Buyer	Egorov Puginsky Afanasiev & Partners Law Offices 24 Nevsky pr., suite 132, 191186, St. Petersburg, Russia	+7 (812) 322 96 82	Elena Sokolova

Guarantor	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands	+352 264 70 628	Pavel Nazarian With a copy to: Pavel Nazarian 3, Boulevard du Prince Henri, Luxembourg, L-1724 Fax: +352 264 70 628

8.6	If any party wishes to make any change to its Notified Address, such party shall inform the other party of its new Notified Address by notice delivered in accordance with this paragraph 8. For the purposes of this Agreement, the Notified Address of the notifying party shall be deemed, in relation to the other party, to have changed in accordance with such notice at the end of the fifth Relevant Day following the day of receipt by such party of such notice.

8.7	To prove service of any Notice, it shall be sufficient to prove that:

8.7.1	if sent by recorded delivery or commercial courier, a receipt was obtained for delivery at the Notified Address; or

8.7.2	if sent by fax, the Notice was transmitted by fax to the fax number specified as the Notified Address of the relevant party.

Schedule 7

Guarantor’s Warranties

1.	The Guarantor is a private company limited by shares incorporated and validly subsisting in the British Virgin Islands, has capacity to own its assets and property and is in good standing.

2.	The Guarantor has the right, power and authority and has taken all action necessary to execute and deliver, and to exercise its rights and perform its obligations under this Agreement.

3.	The provisions of this Agreement constitute legal, valid and binding obligations of the Guarantor enforceable in accordance with their respective terms.

4.	The execution and delivery by the Guarantor of, and the performance by the Guarantor of its obligations under, and compliance by the Guarantor with the provisions of, this Agreement will not result in:

4.1	a violation of any provision of the memorandum or articles of association of the Guarantor; or

4.2	a breach of, or constitute a default under, any instrument to which the Guarantor is a party or by which the Guarantor is bound which could or might prevent or materially restrict the ability of the Guarantor to execute and deliver, or perform, its obligations under this Agreement; or

4.3	a material violation of any law or regulation in any jurisdiction having the force of law or of any order, judgment or decree of any court, judicial or arbitral body or governmental agency or agreement to which the Guarantor is a party or by which the Guarantor is bound which could or might prevent or materially restrict the ability of the Guarantor to execute and deliver, or perform, its obligations under this Agreement.

5.	The Guarantor has obtained all consents or approvals of or has given all notices to the Guarantor’s shareholders and directors that are required by it to authorise the execution, delivery, validity or performance of this Agreement or the performance by the Guarantor of its obligations under this Agreement or will be required as a consequence of this. Such consents and approvals remain in full force and effect.

6.	There are no law suits, actions, proceedings or investigations pending or, to the knowledge of the Guarantor, threatened against the Guarantor which would or might have a material adverse effect on the ability of the Guarantor to execute and deliver, or perform, its obligations under this Agreement.

Schedule 8

ROFO Notice

Alfa CTC Holdings Limited

5 Themistocles Dervis Street,

Elenion Building,

2nd Floor,

CY-1066 Nicosia

Nicosia, Cyprus

April 27, 2011

VIA OVERNIGHT COURIER AND HAND DELIVERY

MTG Russia AB

Skeppsbron 18

Box 2094

SE-103 13 Stockholm

Sweden

Attention: Chief Financial Officer

CTC Media, Inc.

Pravda Street 15A, 125124

Moscow, Russia

Attention: Chief Financial Officer

Re: CTC Media, Inc.

Gentlemen:

Reference is made to the Stockholders’ Agreement, dated as of May 12, 2006, as amended on November 5, 2008 and June 10, 2010 (the “Stockholders Agreement”), by and among CTC Media, Inc. (the “Company”), MTG Russia AB, as assignee of MTG Broadcasting AB (“MTG”), Alfa CTC Holdings Limited (f/k/a Jaystone Limited), as an original signatory and as assignee of Alfa Capital Holdings (Cyprus) Limited (“Alfa”), Cavendish Nominees Limited, Sector Investment Holding Company Limited and any other entities who have signed adoption agreements thereto. Capitalized terms used but not defined in this letter have the meanings assigned to such terms in the Stockholders Agreement.

Pursuant to Section 4.1 of the Stockholders Agreement, Alfa hereby provides notice to MTG, as Major Stockholder, that it is willing to sell to MTG, or an Affiliate of MTG designated by MTG, all of Alfa’s 39,548,896 Shares at a price of US$27.097080 per share (aggregate of US$1,071,659,598.82) in cash, payable at completion by wire transfer of immediately available funds to an account designated by Alfa. Alfa’s willingness to sell such shares is conditioned on MTG’s agreement to the following conditions, each of which will be deemed agreed by MTG if and when MTG delivers an Acceptance:

(a) in the event that MTG has not obtained any requisite regulatory approval and completed the purchase and transfer of such Shares on or before August 23, 2011; or

(b) MTG has received notice that any requisite regulatory approval will not be granted;

then in the case of clause (a) or (b) (each, a “Regulatory Condition Failure”), MTG will:

(1) consent to Alfa’s sale of the Shares at or above US$27.097080 per share (aggregate of US$1,071,659,598.82) to a third party for cash during the 90 calendar day period after Alfa receives written confirmation that a Regulatory Condition Failure has occurred; and

(2) waive any and all claims it might have against Alfa or any of its predecessor shareholders or affiliates and their respective directors and employees, including any claims under the Stockholders Agreement.

This offer will remain open and shall be capable of Acceptance until 12:00 p.m. Stockholm time on May 25, 2011, with notice of such Acceptance given in accordance with Section 8.15 of the Stockholders Agreement.

Please do not hesitate to call me if you have any questions or wish to discuss the matter.

Very truly yours,

cc: WilmerHale

10 Noble Street

London EC2V 7QJ

England

Attention: Trisha Johnson, Esq.

Jones Day

Gasheka Street 6, 12th floor

Moscow 125047, Russia

Attention: Vladimir Lechtman

Schedule 9

Form of Assignment

ASSIGNMENT AND ASSUMPTION AGREEMENT

This ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Assignment and Assumption Agreement”), dated as of             , 2011 (the “Effective Date”), is by and among Alfa CTC Holdings Limited (“Alfa CTC”), Alfa Capital Holdings (Cyprus) Limited (together with Alfa CTC, the “Seller”) and Telcrest Investments Limited (the “Buyer”).

For value received under the Agreement, dated as of May 20, 2011, between Alfa CTC, the Buyer and Alfa Finance Holdings S.A. for the sale and purchase of shares in CTC Media, Inc. (the “SPA”), the Seller and the Buyer agree as follows:

1. The Seller hereby sells, assigns, transfers and conveys all of its rights, title and interests, to the extent arising from and after the Effective Date, in and under the Registration Rights Agreement dated as of May 1, 2006 by and among CTC Media, Inc., Alfa, MTG, Baring and Fidelity (each as defined on Exhibit A thereto) and each of the parties listed on Exhibit B thereto (the “Registration Rights Agreement”), to the Buyer.

2. The Buyer (relying on the warranties given by Alfa CTC in the SPA) hereby purchases and accepts such sale, assignment, transfer and conveyance from the Seller and agrees to assume and fully discharge, in its capacity as Seller’s transferee and the successor to Seller’s rights, all of the obligations that such transferee and successor has under the Registration Rights Agreement to the extent arising from and after the Effective Date.

3. This Assignment and Assumption Agreement shall be binding upon and inure to the benefit of the Seller, the Buyer and their respective heirs, successors and assigns.

4. This Assignment and Assumption Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware (without reference to the conflict of law provisions thereof).

5. The Assignment and Assumption Agreement may be executed in any number of counterparts, and each of the executed counterparts, when duly exchanged or delivered, shall be deemed to be an original, but, taken together, they shall constitute one instrument.

(Signatures are on the following page)

IN WITNESS WHEREOF, the parties have executed this Assignment and Assumption Agreement as of the date first above written.

ALFA CTC HOLDINGS LIMITED

By:
Name:
Title:

ALFA CAPITAL HOLDINGS (CYPRUS) LIMITED

By:
Name:
Title:

TELCREST INVESTMENTS LIMITED

By:
Name:
Title:

Schedule 10

Form of Resignation Letter

[insert address]

[    ], 201[    ]

Co-Chairmen of the Board of Directors

CTC Media, Inc. (“Company”)

31A Leningradsky Prospekt

125284 Moscow, Russia

Gentlemen:

I, [insert name], hereby resign as a member of the board of directors of the Company, effective as of the Completion Date, as such term is defined in the Share Purchase Agreement (as defined below) relating to interests in the Company, dated as of May 20, 2011, between Alfa CTC Holdings Limited, Telcrest Investments Limited, and Alfa Finance Holdings S.A. (the “Share Purchase Agreement”). This resignation may not be withdrawn by me at any time.

I acknowledge that I have no claim or rights of action whatsoever under common law, statute or otherwise against the Company or any CTC Group Company (as such term is defined in the Share Purchase Agreement) or any of their respective officers or employees in connection with or arising out of my holding or resigning office or otherwise whatsoever and agree that I will not initiate any such claim. For the avoidance of doubt, and without limiting the foregoing, I acknowledge and declare that by resigning as a director of the Company, I do not have, and will not have, any claim or claims against the Company or any CTC Group Company whether in respect of breach of contract, compensation for loss of office, wrongful or unfair dismissal, redundancy, arrears of remuneration or otherwise on any account whatsoever and agree that I will not initiate any such claim.

I hereby irrevocably waive, release and forever discharge the Company, and each CTC Group Company, and their respective officers and employees against all actions, proceedings, claims, demands and costs which I may have (either now or as of the effective time of my resignation) or would have had but for the execution of this document.

The foregoing acknowledgments and waivers are given in my individual capacity, and are not intended to bind any company, including any company of which I am a director, officer or employee.

Sincerely,

[insert resigning director’s name]

EXECUTED and DELIVERED as a DEED by ALFA CTC HOLDINGS LIMITED acting by	) ) )	/s/ Maria Pitta Maria Pitta Director /s/ Georgia Kapsali Georgia Kapsali For Abacus Secretarial Limited Company Secretary

EXECUTED and DELIVERED as a DEED by TELCREST INVESTMENTS LIMITED acting by	) ) )	/s/ Vladimir Lobastov Name: Vladimir Lobastov Director

/s/ Michalakis Hadjimichael
		Name:	/s/ Michalakis Hadjimichael
Director

- i -

EXECUTED and DELIVERED as a DEED by ALFA FINANCE HOLDINGS S.A. acting by Pavel Nazarian, a director	) ) )	/s/ Pavel Nazarian Director

in the presence of: Witness: /s/ Egor Zhelezov Name: Egor Zhelezov Address: 25 A Bld Royal L-2449, Luxembourg

- ii -

Exhibit D

Execution Copy

TERMINATION AGREEMENT

This Termination Agreement (the “Agreement”), dated as of May 20, 2011, is entered into by and among CTC Media, Inc., a Delaware corporation (the “Company”); MTG Russia AB, a Swedish limited liability company (“MTG”); and Alfa CTC Holdings Limited (“Alfa”).

INTRODUCTION

WHEREAS, MTG, Alfa and the Company are parties to a Stockholders’ Agreement dated as of May 12, 2006, as amended from time to time (the “Prior Agreement”).

WHEREAS, in accordance with Section 4.1 of the Prior Agreement, Alfa, as a Selling Stockholder (as defined in the Prior Agreement), has delivered a notice of its proposed sale of the 39,548,896 Shares (as defined in the Prior Agreement) currently owned by Alfa to MTG and MTG acknowledges that it has declined to deliver an Acceptance and waives its right to purchase under Section 4.1 of the Prior Agreement or otherwise (but only in order to permit the Alfa Purchase described herein, such waiver to have no force or effect if such Alfa Purchase is not consummated); and

WHEREAS, pursuant to an agreement dated May 20, 2011, by and between Telcrest Investments Limited and Alfa, Telcrest agreed to purchase the 39,548,896 Shares currently owned by Alfa (such purchase the “Alfa Purchase”); and

WHEREAS, in connection with and conditioned upon the consummation of the Alfa Purchase, in order to terminate all of the rights and obligations set forth in the Prior Agreement, the Company and the Stockholders (as defined in the Prior Agreement) desire to terminate the Prior Agreement in accordance with Section 8.3 of the Prior Agreement; and

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:

AGREEMENTS

1. In accordance with Section 8.3 of the Prior Agreement, effective upon and as of the consummation of the Alfa Purchase and without any further action on the part of the parties to this Agreement, the Prior Agreement shall hereby be terminated and shall be of no further force and effect, no party thereto shall have any surviving obligations, claims, rights or duties thereunder, and each party hereto waives any requirement of notice with respect to any termination pursuant to the Prior Agreement. In the event that the agreement for the Alfa Purchase is terminated or the Alfa Purchase is not consummated on or before August 23, 2011, then this Agreement shall be of no further force and effect and the Prior Agreement shall remain in place unmodified and in full force and effect.

2. The provisions hereof shall inure to the benefit of and shall be binding upon the parties hereto and their respective successors and assigns. The parties hereto will take all such further action to carry out the purposes of this Agreement without additional consideration therefor.

3. The interpretation of this Agreement shall be governed and construed by the laws of the State of Delaware, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive applicable law of another jurisdiction.

4. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument. This Agreement may be executed by facsimile signatures.

-Remainder of page intentionally left blank-

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the date first written above.

CTC MEDIA, INC.

By:	/s/ Boris Podolsky
Name:	Boris Podolsky
Title:	CFO

MTG RUSSIA AB

By:	/s/ Hans-Holger Albrecht
Name:	Hans-Holger Albrecht
Title:	Director

By:	/s/ Mathias Hermansson
Name:	Mathias Hermansson
Title:	Director

ALFA CTC HOLDINGS LIMITED

By:	/s/ Maria Pitta
Name:	Maria Pitta
Title:	Director